October 4, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Carlos Pacho, Senior Assistant Chief Accountant

Re:	ARRIS International plc Form 10-K for the Year Ended December 31, 2015 Filed February 29, 2016 File No. 001-37672

Dear Mr. Pacho:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 26, 2016 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the year ended December 31, 2015, filed by ARRIS International plc (“we,” “us,” “our” or the “Company”).

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Critical Accounting Policies, page 64

e) Warranty, page 71

1.	Tell us why your warranty accrual decreased by $14.2 million in 2015 (page 105) and increased by $38,938 during the six months period ended June 30, 2016. Please disclose any changes in estimates and/or assumptions in your critical accounting policies.

Response

ARRIS provides warranties of various lengths based on the specific product and the terms of individual agreements. Consistent with ASC 450-20-25-2, we provide, by a current charge to cost of sales (1) in the period in which the related revenue is recognized, an estimate of future warranty costs based upon historical experience, including embedded product base, failure rates, cost to repair and warranty periods, and (2) at the time identified, expected costs associated with specific unusual product failures outside the scope of customary expected failure rates (“unusual product defects”).

United States Securities and Exchange Commission

October 4, 2016

Information regarding the balance sheet classification and changes in ARRIS’s aggregate product warranty liabilities for the years ended December 31, 2014 and 2015, and six-month period ended June 30, 2016 were as follows (in thousands):

	2014	2015	YOY Change	Six-Months Ended June 30, 2016	PTD Change
Balance Sheet Classification:
Accrued Warranty - Current	$42,763	$27,630	$(15,333)	$66,568	$38,938
Accrued Warranty - Long-Term	31,557	21,397	(10,160)	52,656	31,259

Ending balance	$74,320	$49,027	$(25,293)	$119,224	70,179

Changes in Warranty Obligations:
Beginning balance	$81,500	$74,320	$(7,180)	$49,027	$(25,293)
Warranty reserve at acquisition	—	—	—	62,317	62,317
Accruals related to warranties (including changes in assumptions)	33,320	19,111	(14,209)	34,543	15,432
Settlements made (in cash or in kind)	(40,500)	(44,404)	(3,904)	(26,663)	17,741

Ending balance	$74,320	$49,027	$25,293)	$119,224	$70,197

The $14.2 million referenced in the Staff’s comment represents the difference between the amounts charged to expense in 2014 as compared to 2015. This decrease resulted from factors during the period:

•	Lower sales volume, primarily of set-top box sales in 2015, accompanied by a decline in failure rates and estimated costs of servicing our routine warranty claims, accounted for approximately $7.1 million of the reduction in the expense year-over year.

•	In 2014 the Company recorded warranty obligations resulting from unusual product defects. In 2015, we settled warranty claims related to unusual product defects for amounts less than their previously-recorded values as actual units requiring repair were less than originally estimated. This resulted in a favorable adjustment of approximately $7.1 million in 2015.

The increase of $38.9 million, referenced in the Staff’s comment for the six-months ended June 30, 2016, reflects only the increase in the current portion of our overall warranty obligations as of the period-end as noted in the table above. Our warranty obligations increased overall by $70.2 million for the six-month period as compared to the year ended December 31, 2015, primarily as a result of our acquisition of Pace, plc (“Pace”) on January 4, 2016. The provisional amount recorded for the acquired warranty obligations from Pace was $62.3 million, which is subject to change during the measurement period, as was described in Note 3, Business Acquisitions in the financial statements contained in our Form 10-Q for the period ended June 30, 2016. In addition, our reserve increased approximately $1.8 million due to an increase in average failure rates for certain products, and the portion of our reserve related to unusual product defects increased approximately $7.9 million as a result of newly-identified unusual product failures.

United States Securities and Exchange Commission

October 4, 2016

Other changes during the six-month period reflect normal movements in our expected accruals and settlements of warranty obligation, including activity as a result of the Pace acquisition.

In future filings, we will revise our critical accounting policies to provide additional details as to material changes in estimates and/or assumptions related to our accrued warranty obligations.

Notes to the Consolidated Financial Statements

Note 23. Summary Quarterly Consolidated Financial Information, page 129

2.	We note your disclosure on page 129 that, “The Company also recorded a tax expense of $18.9 million on a gain recognition agreement for its Taiwanese entity, inclusive of a benefit of $18.9 million obtained from foreign tax credits generated by the transaction.” Since the amounts appear to be significant, please tell us more about this agreement and/or transaction and the gain recognized.

Response

Pursuant to an internal restructuring in November 2013, ARRIS contributed its wholly-owned Taiwan subsidiary to a wholly-owned UK subsidiary (the “Outbound Transfer”). ARRIS filed with its 2013 U.S. federal income tax return a gain recognition agreement to defer any taxable gain realized in the Outbound Transfer. Pursuant to Reg. Sec. 1.367(a)-8(g), in order to defer the realization of this gain, ARRIS is required to include with its timely-filed return for each of the five full taxable years following the taxable year of the Outbound Transfer a certification (the “Annual Gain Recognition Certification”). Otherwise, a gain recognition event is deemed to occur.

In September 2015, ARRIS did not include the Annual Gain Recognition Certification with its 2014 U.S. federal income tax return, and, as a result, a gain recognition event occurred triggering a taxable gain of approximately $104.9 million.

The U.S. federal and state income tax expense related to the gain recognition event was $37.8 million, which was reduced by $18.9 million of foreign tax credits generated from the gain recognition event, resulting in a net income tax expense of $18.9 million related to the transaction. Since the $18.9 million of income tax expense was fully offset by a corresponding valuation allowance release on pre-existing net operating losses utilized against taxable income generated from the nonrecurring gain recognition event, we did not view the gain recognition event as material.

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United States Securities and Exchange Commission

October 4, 2016

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

/s/ David B. Potts
David B. Potts Executive Vice President, Chief Financial Officer and Chief Accounting Officer

cc W. Brinkley Dickerson, Jr. (Troutman Sanders)